Exhibit 99.1

Enthusiast Gaming Announces Third Quarter 2022 Results

Revenue of $50.6 million, up 17%YOY
Record gross profit of $16.6 million, up 64%YOY
Record gross margin of 32.7%, up 930 bps YOY
Record direct sales of $10.1 million, up 49% YOY

Record subscription revenue of $3.8 million, up 51% YOY

LOS ANGELES, Nov. 14, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced financial results for the three and nine months ended September 30, 2022.

“We are pleased to report that we have achieved yet another record quarter on the back of all-time-highs in key KPIs, including quarterly gross profit, gross margins, direct sales and subscriptions, all despite the macroeconomic headwinds impacting the digital media and entertainment industry,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “These results reflect the strength and resilience of our flywheel business model, which has allowed us to maintain strong financial growth while building out diversified revenue streams. Our disciplined focus on high-margin revenue opportunities, cost efficiencies and strategic investments like our first-of-its-kind partnership with the NFL for Tuesday Night Gaming have built Enthusiast into a fully-integrated media and entertainment company, a partner of choice for the world’s leading brands, and a dominant player in the gaming and esports world, now on the cusp of sustainable profitability with ample liquidity to achieve that objective.”

Q3 2022 Financial Highlights

•	Revenue of $50.6 million, a 17% increase vs revenue of $43.3 million in Q3 2021. The year-over-year increase in revenue was driven by increased direct sales, higher subscription revenue, the acquisitions and growth of the Addicting Games and U.GG properties.

•	Gross profit of $16.6 million, a 64% increase vs gross profit of $10.1 million in Q3 2021, and the highest quarterly gross profit to date.

•	Gross margin of 32.7%, an increase of 930 bps vs gross margin of 23.4% in Q3 2021. The increase in gross margin is driven by the high growth in direct sales and subscription revenue, and strong performances by Addicting Games, U.GG, and Pocket Gamer.

•	Direct sales of $10.1million, a 49% increase vs direct sales of $6.8 million in Q3 2021. Renewals and additional business with existing customers accounted for 65% of direct sales. Direct sales are included in revenue.

•	Subscription revenue of $3.8 million, a 51% increase vs subscription revenue of $2.5 million in Q3 2021. The increase in subscription revenue was driven by an increase in paid subscribers and pricing optimization. Paid subscribers were 260,000 as at September 30, 2022, a 25.6% increase vs paid subscribers of 207,000 as at September 30, 2021.

•	Recorded a non-cash goodwill impairment expense of $31.3 million.

•	Secured $10 million expansion of credit facility in September.

•	Sale of certain video gaming editorial websites for a purchase price of approx. $6.8 million, representing a multiple of approx. 4.5x associated revenue, and resulting in a gain on sale of intangible assets of $4.8 million.

Q3 2022 Operational Highlights

•	Renewals or new business with key notable partners including State Farm, HBO Max, Lego, Hulu, Nickelodeon, Amazon, RBC, Universal Pictures, Uber, Doordash, Hasbro, Nintendo US, Pandora Jewelry, GFuel, the FDA and Fidelity.

•	Signed multi-year partnership with the NFL to launch a first-of-its-kind gaming collaboration, NFL Tuesday Night Gaming (NFL TNG), which debuted on September 13, 2022. NFL TNG had approximately 1.9 million views across livestream and video content in Q3 2022.

•	EV.IO’s limited edition NFT mint of 2,500 tokens sold out in six hours at a price between 2.00-2.50 SOL.

•	Hosted two live events of Pocket Gamer Connects - Toronto in July and Helsinki in September.

•	Launched Raise Your Game initiative, a new inclusivity campaign which aims to support women in gaming.

Update on CEO Search Process

As previously announced on August 8, 2022, the Search Committee of the Board – which was struck immediately following the Company’s annual general meeting and is comprised entirely of independent directors – is conducting a thorough review process to identify a world-class executive to lead the Company as it continues to build the pre-eminent media and entertainment company for gamers, centered around Communities, Content, Creators, and Experiences.

Having interviewed a number of leading firms based in the United States, the Search Committee retained Russell Reynolds Associates by way of its CEO-practice based in California to assist the Search Committee with its identification and review of potential candidates. The Search Committee, together with Russell Reynolds, remains deep in-process conducting interviews and is encouraged by the quality of initial candidates.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on November 14, 2022, at 5:00 p.m. Eastern Time to review and discuss the third quarter 2022 results.

Please call the following numbers to participate:

North America (toll-free): 1-855-239-1101

International: 1-412-317-5231

Conference ID: 10172910

A live webcast can be heard at https://www.enthusiastgaming.com/investors. If you are unable to join live, an archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website.

Certain information provided in this news release is extracted from financial statements and management’s discussion & analysis (“MD&A”) of the Company for the three and nine months ended September 30, 2022, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the financial statements and MD&A that an investor can properly analyze this information. The financial statements and MD&A have been published on the Company’s profile on SEDAR and EDGAR.

All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding trends in certain financial and operating metrics of the Company, and expectations relating to the financial performance and the financial results of future periods.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

	September 30, 2022	December 31, 2021

ASSETS
Current
Cash	$15,815,860	$22,654,262
Trade and other receivables	37,579,516	33,801,990
Investments	131,858	131,342
Loans receivable	50,935	176,931
Income tax receivable	305,105	356,366
Prepaid expenses	2,791,103	2,145,184
Total current assets	56,674,377	59,266,075
Non-current
Property and equipment	198,528	247,988
Right-of-use assets	2,355,477	2,885,662
Investment in associates and joint ventures	1,886,271	885,269
Long-term portion of prepaid expenses	283,181	261,922
Intangible assets	120,526,179	129,138,595
Goodwill	172,196,371	195,097,659
Total assets	$354,120,384	$387,783,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$34,433,167	$34,391,221
Contract liabilities	4,797,857	3,890,569
Income tax payable	403,375	114,094
Current portion of long-term debt	2,000,000	2,000,000
Current portion of deferred payment liability	2,172,633	27,244,146
Current portion of lease contract liabilities	849,051	796,835
Current portion of other long-term debt	8,016	11,121
Total current liabilities	44,664,099	68,447,986
Non-current
Long-term debt	16,547,428	7,681,867
Long-term portion of deferred payment liability	1,410,008	20,794,275
Long-term lease contract liabilities	1,752,038	2,213,512
Other long-term debt	146,769	136,324
Deferred tax liability	25,143,587	25,740,885
Total liabilities	$89,663,929	$125,014,849

Shareholders’ Equity
Share capital	439,922,535	387,087,948
Contributed surplus	30,582,079	25,485,361
Accumulated other comprehensive income	9,291,371	527,166
Deficit	(215,339,530)	(150,332,154)
Total shareholders’ equity	264,456,455	262,768,321
Total liabilities and shareholders’ equity	$354,120,384	$387,783,170

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements

of Loss and Comprehensive Loss

For the three and nine months ended

September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Revenue	$50,578,758	$43,341,907	$148,865,324	$110,421,843
Cost of sales	34,018,169	33,216,294	103,470,191	86,345,922
Gross margin	16,560,589	10,125,613	45,395,133	24,075,921
Operating expenses
Professional fees	766,057	434,862	2,358,559	2,385,837
Consulting fees	1,338,329	725,408	4,593,506	3,111,761
Advertising and promotion	662,279	609,587	1,417,344	2,465,529
Office and general	2,288,057	1,963,965	7,232,551	4,836,416
Annual general meeting legal and advisory costs	1,149,396	-	3,386,596	-
Salaries and wages	9,325,237	6,574,338	27,135,015	16,768,850
Technology support, web development and content	6,050,270	3,146,453	13,309,341	7,239,996
Esports player, team and game expenses	623,913	1,615,655	3,618,761	4,609,978
Foreign exchange gain	(480,528)	(1,060,724)	(1,105,730)	(2,136,979)
Share-based compensation	821,811	4,971,949	5,336,617	14,690,294
Amortization and depreciation	4,055,415	2,372,839	13,257,813	5,668,276
Total operating expenses	26,600,236	21,354,332	80,540,373	59,639,958

Other expenses (income)
Goodwill impairment	31,281,286	-	31,281,286	-
Transaction costs	-	301,343	114,853	510,472
Share of (income) loss from investment in associates and joint ventures	226,940	158,415	(1,001,002)	230,675
Interest and accretion	414,203	430,538	2,963,981	1,702,839
Loss on settlement of deferred payment liability	-	-	3,302,824	-
Loss (gain) on revaluation of deferred payment liability	332,208	33,162	(539,555)	122,346
Loss on derecognition of long-term debt	482,282	-	482,282	-
Gain on repayment of long-term debt	-	-	-	(39,502)
Gain on sale of intangible assets	(4,836,075)	-	(4,836,075)	-
Gain on player buyouts	(24,660)	-	(505,197)	-
Change in fair value of investment	-	288,093	-	444,764
Loss on settlement of vendor-take-back loan	-	-	-	316,241
Interest income	(5,257)	(9,315)	(7,978)	(50,546)
Net loss before income taxes	(37,910,574)	(12,430,955)	(66,400,659)	(38,801,326)

Income taxes
Current tax expense	202,185	127,101	509,431	161,138
Deferred tax recovery	(1,018,542)	(130,212)	(1,902,714)	(255,273)
Net loss for the period	(37,094,217)	(12,427,844)	(65,007,376)	(38,707,191)

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	6,904,338	124,873	8,764,205	3,579
Net loss and comprehensive loss for the period	$(30,189,879)	$(12,302,971)	$(56,243,171)	$(38,703,612)

Net loss per share, basic and diluted	$(0.25)	$(0.10)	$(0.46)	$(0.33)

Weighted average number of common shares outstanding, basic and diluted	150,257,805	126,395,192	140,930,554	118,514,822

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)
	September 30, 2022	September 30, 2021

Cash flows from operating activities
Net loss for the period	$(65,007,376)	$(38,707,191)
Items not affecting cash:
Goodwill impairment	31,281,286	-
Amortization and depreciation	13,257,813	5,668,276
Share-based compensation	5,336,617	14,690,294
Interest and accretion	2,266,161	606,060
Deferred tax recovery	(1,902,714)	(255,273)
Share of (income) loss from investment in associates and joint ventures	(1,001,002)	230,675
Gain on sale of intangible assets	(4,876,659)	-
Loss on settlement of deferred payment liability	3,302,824	-
(Gain) loss on revaluation of deferred payment liability	(539,555)	122,346
Foreign exchange gain	(1,416,264)	(101,302)
Gain on player buyouts	(505,197)	-
Gain on settlement of accounts payable	(587,769)	-
Loss on derecognition of long-term debt	482,282	-
Gain on repayment of long-term debt	-	(39,502)
Loss on settlement of vendor-take-back loan	-	316,241
Shares for services	84,388	110,565
Change in fair value of investment	-	444,764
Changes in working capital:
Changes in trade and other receivables	(2,476,193)	(3,896,016)
Changes in prepaid expenses	(645,919)	(2,584,504)
Changes in loans receivable	125,995	37,500
Changes in accounts payable and accrued liabilities	2,479,331	2,383,538
Changes in contract liabilities	559,566	881,756
Changes in income tax	371,458	209,890
Income tax paid	(93,433)	(359,358)
Net cash used in operating activities	(19,504,360)	(20,241,241)

Cash flows from investing activities
Cash paid for mergers and acquisitions	(2,937,520)	(27,071,176)
Cash acquired from mergers and acquisitions	1,748,602	489,107
Proceeds from sale of intangible assets	5,460,959	-
Proceeds from player buyouts, net of transaction costs	505,197	-
Repayment of deferred payment liability	(472,833)	-
Investment in associates and joint venture	-	(125,000)
Acquisition of property and equipment	(5,245)	(3,398)
Net cash provided by (used in) investing activities	4,299,160	(26,710,467)

Cash flows from financing activities
Proceeds from the issuance of shares for Offerings, net of transaction costs	-	95,150,810
Proceeds from long-term debt, net of transaction costs	13,621,717	944,787
Repayment of long-term debt	(5,362,673)	(14,023,470)
Proceeds from exercise of options	69,821	784,431
Repayment of vendor-take-back loan	-	(6,158,329)
Repayment of other long-term debt	(13,026)	-
Lease payments	(705,075)	(531,085)
Net cash provided by financing activities	7,610,764	76,167,144

Foreign exchange effect on cash	756,034	(12,725)
Net change in cash	(6,838,402)	29,202,711
Cash, beginning of period	22,654,262	4,323,823

Cash, end of period	$15,815,860	$33,526,534